UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
Dated 1 March 2022
Commission File Number: 001-31318
GOLD FIELDS LIMITED
(Translation of registrant’s name into English)
150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F
Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Gold Fields Limited
(Reg. No. 1968/004880/06)
(Incorporated in the Republic of South Africa)
JSE, NYSE, DIFX Share Code: GFI
ISIN Code: ZAE000018123
(“Gold Fields” or “the Company”)
DEALINGS IN SECURITIES
In compliance with paragraphs 3.63 to 3.74 of the
Listings Requirements of JSE Limited ("the Listings
Requirements") the Company hereby advises that Prescribed
Officers and directors of major subsidiaries of Gold Fields took ownership of their Performance Shares which were awarded in terms of the Gold Fields 2012 Share Plan (“Scheme”) as amended.
Accordingly, the following trades are announced:
Name of Director, Prescribed
Officer, Director of Major
subsidiary
P Matete
Nature of transaction On market sale of shares in
terms of the above scheme
Class of Security Ordinary shares
Nature of interest Direct and Beneficial
Transaction Date 24/02/2022
Number of Shares traded 11,942,00
Number of Shares retained 0
Market Price per share R209,8446
Total Value R2,505,946.21
Name of Director, Prescribed
Officer, Director of Major
subsidiary
B Mokoatle
Nature of transaction On market sale of shares in
terms of the above scheme
Class of Security Ordinary shares
Nature of interest Direct and Beneficial
Transaction Date 24/02/2022
Number of Shares traded 21,576,00
Number of Shares retained 0
Market Price per share R210,7907
Total Value R4,548,020.14
Shareholders are further advised that Mr. BJ Mattison, an executive of Gold Fields Limited, sold Gold Fields Limited shares on the open market.
Details of the transactions are set out below:
Name of executive
BJ Mattison
Nature of transaction
On market sale of shares
Transaction Date
24 February 2022
Number of Shares
50 000
Class of Security
Ordinary Shares
Highest Price per Share
R220.01
Lowest Price per Share
R215.00

Weighted Average Price per Share
Total Value
R217.34
R10,866,795.43
Vesting Period Nil
Nature of interest Direct and Beneficial
In terms of paragraph 3.66 of the Listings requirements the
necessary clearance to deal in the above securities has been obtained.
28 February 2022
Sponsor:
J.P. Morgan Equities South Africa (Pty) Ltd

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GOLD FIELDS LIMITED

Dated:
1
March
2022
By:
/s/ C I Griffith
Name:
C I Griffith
Title:
Chief Executive Officer